Exhibit 99.19

Canopy Growth Provides Global Operational Update

SMITHS FALLS, ON, June 19, 2017 /CNW/ - Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Company”), is pleased to provide the following significant summary of updates to inform shareholders and stakeholders of activities and developments across the global organization.

The Highlights

•	Renaming of German subsidiary to Spektrum Cannabis Germany GmbH and confirmation of ongoing sales of Tweed-branded varieties in Germany with sales growth accelerating rapidly month over month.

•	Establishment of Spectrum Chile SpA for entry into Chilean market.

•	Tweed and Tweed Farms facilities have received certificates of Good Manufacturing Practices (GMP).

•	Launch of first-to-market easy to consume softgel capsules, now available in Canada.

•	The introduction of our first Craft Grow partner product into the Tweed Main Street store, now serving over 58,000 customers an industry-leading variety of 31 available products including seeds, dried flowers, oils, and softgel capsules across eight diverse brands.

•	Commitment to medical patients that those registered at Tweed Main Street on July 1, 2018 will have priority access to cannabis over future recreational consumers.

•	Canopy Rivers – On Friday, June 16th, 2017, Canopy Rivers closed an offering to raise aggregate gross proceeds of $36,230,485. The offering was led by GMP Securities L.P. (“GMP” or the “Sole Lead Agent”) and included Cormark Securities Inc., INFOR Financial Inc., and PI Financial Corp. (collectively, with the Sole Lead Agent, the “Agents”). This offering increased the cash resources available for Canopy Rivers to provide growth capital and strategic support within the regulated cannabis industry to approximately $56 million.

For more details, and to understand the how, what, and why behind what we do, please read on.

Understanding our Vision as a Company

From its inception back in 2012, the management of Canopy Growth Corporation (then just Tweed) has been steadfastly focussed on establishing the best brands that genuinely reflect who we and our partners are; building the diversified capacity to support those brands in a rapidly growing market; leading the Canadian cannabis sector with integrity to push the dialogue on cannabis forward; and creating something uniquely Canadian that we can proudly bring to the world.

In April 2014, Canopy Growth became the first cannabis company in North America to be publicly traded. We followed that with being the first to complete a “bought deal”, to diversify our platform to include both greenhouse and indoor growing, to acquire a major competitor and to be listed on the Toronto Stock Exchange. Continuing those firsts, we remain the only cannabis company to be a member of a major global stock market index, in this case the S&P/TSX Composite index, and another capital markets first, investors can now trade options in WEED on the Montreal Derivatives Exchange.

Away from the markets, Canopy Growth was the first to introduce the now standard concept of Compassionate Pricing to make medical cannabis affordable for patients, and we remain proud to continue supporting a patient’s right to grow at home by selling the widest variety of seeds in the sector. Our commitment to education has and always will be unwavering, as the first Canadian cannabis company to offer Mainpro-M1 accredited continuing medical education programs to doctors, and to launch in-person assistance through our Tweed Main Street locations. Tweed was also the first Canadian producer to be approved to export dried cannabis to Germany, and our wholly-owned German subsidiary continues to offer several varieties for sale through German pharmacies.

Good Manufacturing Practices Certifications

We are honoured to announce that following an inspection by German authorities, both the Tweed Smiths Falls facility and the Tweed Farms facility have received certificates of Good Manufacturing Practices (GMP) as issued by Regierungspräsidium Tübingen. A GMP certification is given to companies who demonstrate a high degree of precision and consistency in their manufacturing procedures. This validates the work Tweed’s team has accomplished and bodes well for continued exports to Germany and other highly regulated jurisdictions.

Exporting a Canadian Success Story: International Update

Canopy Growth has a greater breadth of multi-site management than any other cannabis company in the world. It has played an important role in driving the Canadian industry forward with its physician education program, clinical research, and corporate social responsibility. This affords the Company a strong opportunity to take what it has accomplished in Canada and begin to accelerate international operations.

In addition to previously announced work in Brazil through our strategic partnership with partially-owned Entourage Phytolab, and our minority stake in AusCann Group Holdings, Canopy Growth is pleased to announce two further international developments today.

Unveiling Spectrum Cannabis, a new International Medical Brand: Canopy Growth is excited to unveil a new international medical brand that will serve as the Company’s physician and patient-facing identity in strictly medical markets outside North America, Spectrum Cannabis.

Based on the intuitive colour-based system that has served to position Mettrum as an approachable cannabis brand in Canada that attracted more patients than any other reporting producer (except, of course, Tweed) when it was acquired, Spectrum will focus on physician interactions, stakeholder outreach, and patient education. The industry-leading expertise developed in Canada will be applied to markets around the world through this new brand.

Spektrum Cannabis: Canopy Growth’s German subsidiary, recently renamed Spektrum Cannabis Germany GmbH, is pleased to report that it has now distributed cannabis products to over 480 pharmacies across Germany, up from 200 pharmacies in April 2017. Spektrum’s facility in Germany is GMP certified by the relevant authority, Regierungspräsidium Tübingen , making it, to the Company’s knowledge, the only GMP-certified cannabis processing facility in Germany.

Spectrum Chile: Canopy Growth is pleased to announce further, complementary expansion into South America with Spectrum Chile SpA. Medical markets in Chile are emerging and Canopy Growth plans to enter the market aggressively in order to position itself as a leader in the Chilean market. Through a strategic partnership with a domestic Chilean medical cannabis company, Spectrum Chile will work to ensure Chilean patients have access to high-quality cannabis products.

Our View on the United States Market: Canopy Growth can also reassure investors, and in particular its US institutional investors, that we remain committed to only conducting business in jurisdictions where it is federally legal to do so. Canopy Growth believes that operating and investing in markets where such activity is federally illegal puts the company at risk of prosecution, puts at risk its ability to operate freely, and potentially could jeopardize its listing on major exchanges now and in the future, limiting access to capital from reputable US-based funds.

Leading the Dialogue Forward

Our Commitment to Medical Customers: Canopy Growth’s subsidiaries operate in a medical market. As recreational market opportunities approach, Canopy Growth is committing that it intends to stay true to its roots by prioritizing patients.

Simply put, all those who are registered as medical patients on July 1st, 2018 will receive priority over future recreational customers. Patients’ supply shouldn’t be pressured by recreational sales opportunities.

CraftGrow Milestone: Canada’s Island Garden products are available at Tweedmainstreet.com as of today. It is one of four announced CraftGrow partners and the first company outside of the Canopy Growth group of companies to offer its products for sale to registered Tweed customers. This producer + retailer milestone is yet another first for Canopy Growth. It is a true source of pride for the Company because CraftGrow partnerships represent a win-win-win model for Canadian patients, the CraftGrow partners, and Canopy Growth. It is our way of supporting expedited speed to market for newly licensed producers. We believe there is a place for producers big and small in the cannabis sector, and are putting action to our words.

Supporting Education: This month, the first MADD Canada ads will air to begin the conversation on cannabis impaired driving. Funding for this program has been provided by Canopy Growth in the form of unrestricted grants. $1 from every bottle of oil sold in the Tweed Main Street store is allocated towards education initiatives such as this one and we will continue to do our part to ensure Canadians understand cannabis and can consume it responsibly.

Hemp: As the landscape of industrial hemp changes, the opportunity to leverage the 25 years of industry pioneering experience that exists within our wholly owned Mettrum Originals and Groupe Hemp brands has come into focus. Management believes hemp markets are poised for great growth in the areas of food, textiles, industrial products, and daily preventative health & nutrition. Canopy has placed a significant emphasis on growing and expanding our hemp capabilities, which to date include twenty-eight products on 1,525 store shelves across Canada and the United States.

Tweed Softgel Capsules: The softgel capsules produced at our Smiths Falls campus are now licensed for sale and available at

Tweedmainstreet.com. Tweed Softgel Capsules are a convenient and discreet medical option in a high quality softgel capsule. As with dried cannabis products and oil lines, a wide variety of THC and CBD options will be released as production begins in earnest.

As always, here’s to Future Growth.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

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For further information: Jordan Sinclair, Director of Communications, Jordan@canopygrowth.com, 613-769-4196; Investor Relations, Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 09:14e 19-JUN-17